02040761

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ________ to _________

Commission file number 1-4372

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

FOREST CITY TRADING GROUP, INC. RETIREMENT SAVINGS PLAN
Suite 200
10250 Southwest Greenburg Road
Portland, Oregon 97223

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

FOREST CITY ENTERPRISES, INC.
Terminal Tower
50 Public Square, Suite 1100
Cleveland, Ohio 44113

Exhibit located on sequential page # 18.

Total number of sequential pages = 18

PRICEWATERHOUSECOOPERS

Forest City Trading Group, Inc.
Retirement Savings Plan

Report on Audits of Financial Statements and Supplemental Schedule

For the Years Ended December 31, 2001 and 2000

Forest City Trading Group, Inc.
Retirement Savings Plan
Table of Contents

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
BP Tower
200 Public Square
27th Floor
Cleveland OH 44114-2301
Telephone (216) 875 3000

Report of Independent Accountants

To the Participants and Plan Administrator of
Forest City Trading Group, Inc. Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Forest City Trading Group, Inc. Retirement Savings Plan (the Plan) at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
May 10, 2002

Forest City Trading Group, Inc.
Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2001 and 2000

	2001	2000
Assets:		
Investments, at fair value (Note 5)	$ 61,006,814	$ 64,279,080
Loans to participants	2,125,284	2,221,842
Total investments	63,132,098	66,500,922
Receivables:		
Participant contributions	52,718	52,037
Employer's contributions	22,093	21,066
	74,811	73,103
Total assets	63,206,909	66,574,025
Liabilities:		
Administrative and investment fees payable	36,364	3,250
Net assets available for benefits	$ 63,170,545	$ 66,570,775

The accompanying notes are an integral part of the financial statements.

Forest City Trading Group, Inc.
Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2001

Additions to net assets attributed to:	
Investment income (Note 5):	
Interest and dividend income, investment	$ 1,650,910
Interest income, participant loans	179,713
Net depreciation in fair value of investments	(4,472,721)
	(2,642,098)
Contributions:	
Employer	1,168,784
Participant	3,057,846
Total contributions	4,226,630
Total additions	1,584,532
Deductions from net assets attributed to:	
Payment of benefits	4,914,119
Other deductions	70,643
Total deductions	4,984,762
Net decrease	(3,400,230)
Net assets available for benefits:	
Beginning of year	66,570,775
End of year	$ 63,170,545

The accompanying notes are an integral part of the financial statements.

Forest City Trading Group, Inc.
Retirement Savings Plan
Notes to Financial Statements

1. Description of Plan

General
The following description of the Forest City Trading Group, Inc. Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a 401(k) defined contribution plan established on February 1, 1983, restated effective January 1, 1993, amended effective January 1, 1997, and restated and amended effective June 1, 1998. The Plan covers all eligible employees, who have completed at least sixty days of employment, except those in a collective bargaining unit.

Contributions
Employee salary deferral contributions are made on a voluntary basis, not to exceed $10,500 in 2001 and 2000. In addition, a participant may make additional after tax contributions of up to 15% of annual compensation. The combined contribution cannot exceed either 21% or 23% dependent on the Company match determined by years of service.

Under the terms of the Plan, the Company is required to match a portion of participant's voluntary contributions up to a minimum of $3,400 or 2% of the first $170,000 earned. After ten years of service, the Company is required to match a portion of participants' voluntary contributions up to a maximum of $6,800 or 4% of the first $170,000 earned. Any forfeitures during the Plan year are used to reduce employer contributions. During the Plan year ended December 31, 2001 forfeitures were immaterial.

Participants' accounts
The account of each participant who meets the plan eligibility requirements is credited with an employer matching contribution semi-monthly, as defined above. Allocations are based on individual participant account activity and/or account balances. The benefit, to which a participant is entitled, is 100% of the participants' contributions including all related earnings and the vested portion of the employer match and any related earnings.

Vesting
Participants are immediately vested in their voluntary salary contributions plus actual earnings thereon. Vesting in benefits derived from employer contributions is 100% after two years of service.

Investment options
The Company has contracted with The Vanguard Group, Inc. (Vanguard) to administer the allocation of the Plan's assets to participants' investment accounts. Upon enrollment in the Plan, participants can elect any combination of the following investment accounts:

Vanguard LifeStrategy Income Fund - Seeks a high level of income by investing in four Vanguard funds. The fund's asset allocation ranges are expected to be 5%-30% stocks, 50%-75% bonds, and 20%-45% cash investments.

1. Description of Plan (Continued)

Investment options (continued)

Vanguard LifeStrategy Conservative Growth Fund - Seeks a high level of income and moderate long-term growth of capital and income by investing in five Vanguard funds. The fund's asset allocation ranges are expected to be 25%-50% stocks, 30%-55% bonds, and 20%-45% cash investments.

Vanguard LifeStrategy Moderate Growth Fund - Seeks a reasonable level of income and long-term growth of capital and by investing in four Vanguard funds. The fund's asset allocation ranges are expected to be 45%-70% stocks, 30%-55% bonds, and 0%-25% cash investments.

Vanguard LifeStrategy Growth Fund - Seeks long-term growth of capital and income by investing in four Vanguard funds. The fund's asset allocation ranges are expected to be 65%-90% stocks, 10%-35% bonds, and 0%-25% cash investments.

Vanguard Prime Money Market Fund - Seeks the highest level of income consistent with maintaining a stable share price of $1 by investing in short-term, high-quality money market instruments issued by financial institutions, nonfinancial corporations, the U.S. government, and federal agencies.

Vanguard Retirement Savings Trust - Seeks a high level of income and a stable share value of $1 by investing in investment contracts issued by financial institutions and backed only by them, as well as in "alternative" contracts that are backed by investment grade corporate bonds and bond mutual funds owned by the trust.

Vanguard Total Bond Market Index Fund - Seeks a high level of interest income by investing in a large sampling that matches key characteristics of the Lehman Brothers Aggregate Bond Index, which is a widely recognized measure of the entire taxable U.S. bond market.

Vanguard Windsor II Fund - Seeks long-term growth of capital and income from dividends by investing in a diversified group of out-of-favor stocks of large-capitalization companies.

Vanguard 500 Index Fund - Seeks long-term growth of capital and income by investing in all 500 stocks that make up the Standard & Poor's 500 Index in proportion to their weighting in the index.

Janus Fund - Seeks long-term growth of capital and income in a manner consistent with the preservation of capital by investing in a diversified group of common stocks. These stocks can be of any size, though the fund generally invests in large, well-established companies.

Vanguard PRIMECAP Fund - Seeks long-term growth of capital by investing in stocks of companies with above-average prospects for continued earnings growth, strong industry positions, and skilled management teams. It also may invest in companies with below-average earnings but bright prospects for earnings growth.

1. Description of Plan (Continued)

Investment options (continued)

MAS Mid Cap Growth Fund - Adviser Shares - Seeks long-term growth of capital by investing primarily in common stocks and other equity securities having capitalizations in the range of companies included in the Standard & Poor's MidCap 400 Index.

Vanguard Small-Cap Index Fund - Seeks long-term growth of capital by attempting to match the performance of the Russell 2000 Index, an unmanaged index of small companies. The fund invests in a large sampling of stocks that matches certain characteristics of the index.

Vanguard International Growth Fund - Seeks long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. It includes stocks with records of exceptional growth from more than 15 countries (including Japan, the United Kingdom, the Netherlands, Switzerland, and Germany).

MAS Fixed Income Portfolio - Institutional Shares - Seeks a high level of interest income by investing at least 80% of assets in investment-grade corporate bonds, U.S. government obligations, mortgage-backed securities, foreign debt securities, and short-term instruments. The balance of the fund's assets may be invested in preferred stocks, convertible securities, and lower-grade fixed-income securities.

Vanguard Balanced Index Fund - Seeks current income as well as long-term growth of capital and income by investing in stocks and bonds, with an average of 60% of its assets in stocks and 40% in bonds. The fund's stock segment attempts to match the performance of the Wilshire 5000 Total Market Index, an unmanaged index that covers all regularly traded U.S. stocks. The fund's bond segment attempts to match the performance of the Lehman Brothers Aggregate Bond Index, an unmanaged index that covers virtually all taxable fixed-income securities.

Vanguard Value Index Fund - Seeks long-term growth of capital and income from dividends by investing in all of the stocks in the Standard & Poor's 500/BARRA Value Index in approximately the same proportions as those stocks that are represented in the index.

Domini Social Equity Fund - Seeks long-term growth of capital and income from dividends by investing in the stock of companies that its managers consider to be socially responsible. The fund attempts to match the performance of the Domini 400 Social Index, an unmanaged benchmark of socially responsible companies, which includes about half the companies in the Standard & Poor's 500 Index and about 150 smaller companies not in the index.

Vanguard Total Stock Market Index Fund - Seeks long-term growth of capital and income by investing in a large sampling of stocks that match certain characteristics of the Wilshire 5000 Total Market Index, an unmanaged index that covers all regularly traded U.S. stocks.

Forest City Trading Group, Inc.
Retirement Savings Plan
Notes to Financial Statements, Continued

1. Description of Plan (Continued)

Investment options (continued)
American Century Value Fund - Investor Shares - Seeks long-term growth from dividends by investing in stocks of large, financially healthy companies that the fund's manager believes should be valued at more than their current prices.

Columbia Real Estate Equity Fund - Seeks capital appreciation and above-average current income by investing in equity securities of companies in the real estate industry. The fund may also invest without limit in shares of real estate investment trusts (REITs).

Vanguard Extended Market Index Fund - Seeks long-term growth of capital by attempting to match the performance of the Wilshire 4500 Completion Index, an unmanaged index made up mostly of mid- and small-capitalization companies. The fund invests in a large sampling of stocks that matches certain characteristics of the Index.

Vanguard Mid-Cap Index Fund - Seeks long-term growth of capital by paralleling the performance of the Standard & Poor's MidCap 400 Index, which comprises a market-weighted group of medium-sized U.S. companies.

Berger Small Cap Value Fund Institutional Class - Seeks long-term growth of capital by investing primarily in the stocks of small companies. The fund's investment subadviser chooses stocks that are believed to be undervalued in the marketplace relative to their assets, earnings, cash flow, or business franchise.

Vanguard Small-Cap Value Index Fund - Seeks long-term growth of capital by replicating the performance of the Standard & Poor's SmallCap 600/BARRA Value Index, which includes those stocks of the S&P SmallCap 600 Index with lower-than-average price/earnings and price/book ratios.

T. Rowe Price Small Cap Stock Fund - Seeks long-term growth of capital by investing primarily in stocks of small- to mid-sized companies.

Franklin Small Cap Growth Fund - Class A - Seeks long-term growth of capital by investing in companies in their emerging growth phase.

Vanguard Small-Cap Growth Index Fund - Seeks long-term growth of capital by tracking the performance of the Standard & Poor's SmallCap 600/BARRA Growth Index, which includes those stocks of the S&P SmallCap 600 Index with higher-than-average price/earnings and price/book ratios.

Putnam International Growth Fund - Class A - Seeks long-term growth of capital by investing in both large- and small-company international stocks.

1. Description of Plan (Continued)

Investment options (continued)

Vanguard Total International Stock Index Fund - Seeks long-term growth of capital. The fund does not buy securities directly; instead, it invests in three Vanguard international index funds: a European fund, a Pacific fund, and an emerging markets fund. This gives the fund exposure to stocks from more than 30 countries. The combination of the three underlying index funds, in turn, seeks to match the investment results of the Morgan Stanley Capital International (MSCI) Total International Index.

Templeton Developing Markets Trust - Class A - Seeks long-term growth of capital by investing in securities of issuers in countries having developing markets.

T. Rowe Price Science & Technology Fund - Seeks long-term growth through capital appreciation. Current income is incidental. The fund invests at least 65% of its assets in the common stocks of companies expected to benefit from the development, advancement, and use of science and technology.

Forest City Stock Fund - Seeks long-term growth of capital by investing in Forest City Enterprises, Inc. company stock to provide investors the possibility of long-term growth through increases in the value of the stock and the reinvestment of its dividends. A small portion of the fund may also be invested in short-term investments - such as money market instruments - to help accommodate daily transactions.

Payments of benefits

One hundred percent (100%) of the participant's accrued benefits, including their allocation of Plan earnings, may be paid to the participant upon retirement, or prior to retirement, upon death, disability, resignation or discharge. The participant after-tax contribution accounts, including a pro rata share of investment earnings, deferred income contributions and vested employer match contributions, may be withdrawn to the extent approved by the Plan's administrative committee because of financial hardship. Benefits shall be paid in a lump sum or installments, as provided by the Plan. Benefits are recorded when paid.

Loans to participants

As approved by the Administrative Committee (the Committee), a Participant may borrow three loan amounts whose combined sum shall not exceed the lesser of 50% of the vested portion of their account or $50,000 in the preceding 12-month period, whichever is lower. Each loan shall bear interest at a rate fixed by the Committee and is to be repaid in level payments over a period not to exceed five years. Interest paid by the participants on the loans is credited to their individual accounts.

Plan termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of Plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of presentation
The accompanying financial statements have been prepared on an accrual basis and present the net assets available for plan benefits and changes in those net assets.

Investments
The valuation of investments has been provided by Vanguard and represents fair value. Shares of registered investment companies are valued at quoted net asset value. Units of the Vanguard Retirement Savings Trust Fund are valued at net asset value at year-end. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are stated at cost, which approximates fair value. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchase and sales of securities are recorded on a trade date basis. Dividends are recorded on the dividend date.

3. Income Taxes

The Plan is qualified under Section 401(k) of the Internal Revenue Code and, therefore, the Plan is exempt from federal income taxes under the provisions of Section 501(a). The Plan is also exempt from state income taxes. The most recent determination letter was received on March 30, 2000.

4. Party-in-Interest Transactions

The Plan invests in common stock of Forest City Enterprises, Inc. (parent company of Forest City Trading Group, Inc.). Total purchases of Forest City Enterprises, Inc. common stock were $47,642 and total sales were $45,972 in 2001. In 2001, a net gain of $21,151 was realized on the sale of this stock. Administrative fees were paid to Vanguard, trustee of the Plan, for services rendered during 2001 in the amount of $25,729. In addition, Vanguard receives management fees ranging from 0.18% to 0.61% of assets under management, which are direct expenses of the funds.

5. Investments

For the year ended December 31, 2001, the Plan's investments depreciated in value (including gains and losses on investments bought and sold, as well as held during the year) by ($4,472,721) as follows:

Mutual funds	$ (4,733,159)
Common stock:	
Forest City Stock Fund	260,438
	$ (4,472,721)

Investments representing 5% or more of Plan net assets at December 31, 2001 and 2000 are as follows:

	2001	2000
Mutual funds held at The Vanguard Group:		
Vanguard 500 Index Fund	$ 3,957,792	$ 5,245,490
Vanguard International Growth Fund	-	4,073,390
Vanguard LifeStrategy Conservative Growth Fund	4,664,014	5,374,467
Vanguard LifeStrategy Growth Fund	4,683,527	5,835,570
Vanguard LifeStrategy Moderate Growth Fund	-	2,413,518
Vanguard Prime Money Market Fund	3,854,262	3,341,062
Vanguard PRIMECAP Fund	9,260,968	10,811,584
Vanguard Small-Cap Index Fund	9,569,049	9,383,369
Vanguard Windsor II Fund	8,141,581	8,530,734
Vanguard Retirement Savings Trust Fund	6,721,458	5,048,590

* All investments held by the plan are participant directed.

6. Benefits Payable

Included in net assets available for benefits as of December 31, 2001 and 2000 are $2,932,047 and $1,973,083, respectively of benefits payable to participants who had left the Plan.

7. Risks and Uncertainties and Use of Estimates

Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from plan assets during the reporting period. Actual results could differ from those estimates.

8. Subsequent Event

Effective January 1, 2002, the Plan was amended and restated for new rules of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).

Supplemental Schedule

Forest City Trading Group, Inc.
Retirement Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2001

	Identity of issue	Investment type		Cost [1]	Current value
	American Cent. Value Fund	Registered Investment Company	**		$ 15,656
	Berger Small Cap Value	Registered Investment Company	**		386,575
	Columbia Real Estate Equity	Registered Investment Company	**		121,680
	Franklin Small Cap Growth Fund	Registered Investment Company	**		42,129
	Janus Fund	Registered Investment Company	**		313,524
	MAS Fixed Income Portfolio	Registered Investment Company	**		933
	MAS Midcap Gr Advisor Class	Registered Investment Company	**		306,453
	Putnam Intl Growth A	Registered Investment Company	**		50,832
	T. Rowe Science & Technology Fund	Registered Investment Company	**		145,865
	T. Rowe Price Small Cap Stock	Registered Investment Company	**		102,049
	Templeton Developing Mkt	Registered Investment Company	**		900
*	Vanguard 500 Index Fund	Registered Investment Company	**		3,957,792
*	Vanguard Balanced Index	Registered Investment Company	**		22,603
*	Vanguard Extend Mkt Index Fund	Registered Investment Company	**		2,022
*	Vanguard Growth Index Fund	Registered Investment Company	**		67,980
*	Vanguard Int'l Growth Fund	Registered Investment Company	**		2,814,150
*	Vanguard LifeSt Conserv Growth	Registered Investment Company	**		4,664,014
*	Vanguard LifeSt Growth Fund	Registered Investment Company	**		4,683,527
*	Vanguard LifeSt Income Fund	Registered Investment Company	**		998,956
*	Vanguard LifeSt Moderate Growth	Registered Investment Company	**		2,355,187
*	Vanguard Mid Cap Index Fund	Registered Investment Company	**		109,050
*	Vanguard Prime Money Mkt	Registered Investment Company	**		3,854,262
*	Vanguard PRIMECAP Fund	Registered Investment Company	**		9,260,968
*	Vanguard Sm-Cap Growth Index	Registered Investment Company	**		1,806
*	Vanguard Sm-Cap Index Fund	Registered Investment Company	**		9,569,049
*	Vanguard Sm-Cap Value Fund	Registered Investment Company	**		57,067
*	Vanguard Total Bond Mkt Index	Registered Investment Company	**		1,176,734
*	Vanguard Total Int'l Stock Index	Registered Investment Company	**		802
*	Vanguard Total Stock Mkt Inv	Registered Investment Company	**		94,973
*	Vanguard Value Index Inv	Registered Investment Company	**		135,827
*	Vanguard Windsor II Fund	Registered Investment Company	**		8,141,581
*	Vanguard Retire Savings Trust	Common/Collective Trust	**		6,721,458
*	Forest City Stock Fund	Company Stock Fund	**		830,410
*	Loan Fund	5.75% - 10.5%	**		2,125,284
	Total assets held for investment purposes				$ 63,132,098

* Party in interest
** Open-ended
[1] Cost information omitted for investments that are participant directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Forest City Enterprises, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FOREST CITY TRADING GROUP, INC. RETIREMENT SAVINGS PLAN

June 21, 2002

CHARLOTTE MIRES
Plan Administrator

PRICEWATERHOUSECOOPERS

Exhibit

PricewaterhouseCoopers LLP
BP Tower
200 Public Square
27th Floor
Cleveland OH 44114-2301
Telephone (216) 875 3000

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-65054) of Forest City Enterprises, Inc. of our report dated May 10, 2002 relating to the financial statements of Forest City Trading Group, Inc. Retirement Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Cleveland, OH
June 24, 2002